 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2022
Commission File No.:001-35773

REDHILL BIOPHARMA LTD.
(Translation of registrant’s name into English)

21 Ha'arba'a Street, Tel Aviv, 6473921, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

RedHill Biopharma Ltd. (the “Company”) is continuing to work with its independent accountants to finalize the preparation and review of the condensed consolidated interim financial statements for the fiscal quarter ended June 30, 2022, and now anticipates releasing such financial statements publicly on or before October 14, 2022. The delay from the previously expected publication date of September 23, 2022 is primarily due to additional analysis relating to the application of certain adjustments between gross and net revenue and the related review by the Company’s independent accountants at the Company’s request. The analysis may result in a revision of prior period results.

As previously reported, the Company was required under the terms of its credit agreement, dated as of February 23, 2020 (as amended, the “Credit Agreement”), by and among the Company, its wholly-owned subsidiary RedHill Biopharma Inc. (“RedHill US”), HCR Collateral Agent, LLC (“HCR”), as administrative agent, and the lenders from time to time party thereto, to deliver its financial statements to HCR within 60 days of the end of the June 30, 2022 fiscal quarter, and the Company has not satisfied that obligation. The Company and its advisors are continuing to engage in constructive discussions with HCR and its advisors and the Company is continuing to evaluate strategic alternatives to satisfy its outstanding obligations under the Credit Agreement, including a potential strategic transaction with respect to Movantik®. RedHill US continues operating its business as usual.

This Form 6-K is hereby incorporated by reference into the Company's Registration Statements on Form S-8 filed with the Securities and Exchange Commission on May 2, 2013 (Registration No. 333-188286), on October 29, 2015 (Registration No. 333-207654), on July 25, 2017 (Registration No. 333-219441), on May 23, 2018 (Registration No. 333-225122), on July 24, 2019 (File No. 333-232776), on March 25, 2021 (File No. 333-254692), on May 3, 2021 (File No. 333-255710), on January 11, 2022 (File No. 333-262099) and on June 27, 2022 (File No. 333-265845), and its Registration Statements on Form F-3 filed with the Securities and Exchange Commission on March 30, 2021 (File No. 333-254848) and on July 29, 2021 (File No. 333-258259).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REDHILL BIOPHARMA LTD.
(the "Registrant")

Date: September 23, 2022	By:	/s/ Dror Ben-Asher
Dror Ben-Asher
Chief Executive Officer